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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2001

                 I.I.S. Intelligent Information Systems Limited.
                 (Translation of Registrant's Name Into English)


                              33 Jabotinsky Street
                                Ramat Gan, Israel
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F
           ------           -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No   X
    ----     -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference in the prospectus in any effective Registration Statement on Form F-3 filed by I.I.S. Intelligent Information Systems Limited prior to or after the date hereof.


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The following item is being submitted herewith as Exhibit 1:

1. Press Release, dated October 30, 2001, of the Registrant regarding second-quarter 2001 financial results.





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                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 I.I.S. INTELLIGENT INFORMATION
                                          SYSTEMS LIMITED


Date: November 14, 2001          By:      /s/ David Warburg
                                     -------------------------------------------
                                      David Warburg
                                      Attorney-in-Fact for
                                      Robi Hartman, Chief Executive Officer